

Mail Stop 3233

October 31, 2017

Via E-mail
Mr. Patrick W. Keene
Chief Financial Officer and Treasurer
AEI Net Lease Income & Growth Fund XX Limited Partnership
30 East 7th Street, Suite 1300
St. Paul, Minnesota 55101

Re: **AEI Net Lease Income & Growth Fund XX Limited Partnership
Form 10-K for the fiscal year ended December 31, 2016
Filed March 30, 2017
File No. 000-23778**

Dear Mr. Keene:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 5. Market for Registrant's Common Equity, Related Stockholder Maters, and Issuer Purchases of Equity Securities

Other Information, page 8

1. We note you disclose an estimated value of $1,011 per Partnership Unit. Please provide us an analysis regarding your calculation of estimated value per Partnership Unit, including:

   a. the process by which the value estimate is determined, including the role of each of the parties involved in the process, including the party ultimately responsible for the per Unit calculation, and the primary valuation method used;
   b. breakdown of the estimated value assigned to each major asset type (e.g. properties, cash), liabilities, and the number of Partnership Units used to calculate the estimated value per Unit, along with a comparable breakdown for any prior period value estimate;

c. key assumptions used in the primary valuation method, including the weighted average for each key assumption and a quantitative example of the sensitivity of the estimate to changes in assumptions; and

d. Prior period value estimates, as applicable, and the approximate date on which the next value estimate will be provided.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524, or me at (202) 551-3573 with any questions.

Sincerely,

/s/ Mark A. Rakip

Mark Rakip
Staff Accountant
Office of Real Estate and
    Commodities